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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax

June 1, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	American Well Corporation
Draft Registration Statement on Form S-1

Dear Sir/Madam:

On behalf of American Well Corporation, a Delaware corporation (the “Company”), we are confidentially submitting to the staff of the Securities and Exchange Commission (the ”Commission”) for its review the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed offering in the United States of the Company’s common stock.

In accordance with Section 71003 of the Fixing America’s Surface Transportation Act, the Draft Registration Statement omits interim financial information for the three months ended March 31, 2019 and 2020, because it relates to historical periods that the Company believes will not be required to be included in the prospectus at the time of the contemplated offering. The Company intends to amend the Draft Registration Statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4111 (tel.), (212) 701-5111 (fax) or michael.kaplan@davispolk.com. Sincerely,

/s/ Michael Kaplan

Michael Kaplan

Enclosures

CC:	Via E-mail

Keith Anderson, Chief Financial Officer

Bradford Gay, Senior Vice President and General Counsel

American Well Corporation

Michael Kaplan

Davis Polk & Wardwell LLP